# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aldel Financial II Inc., CIK 0002031561
CUSIP: G01558108
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-018933
Filed by CIK 0001512805

## Reporting persons
- Westchester Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 59,091; shared voting power 1,100,357; sole dispositive power 59,091; shared dispositive power 1,100,357; aggregate amount beneficially owned 1,159,448 (4.89% of the class)
  Comment: * Based on 23,707,500 shares outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025.

## Item 1. Issuer
Name of issuer: Aldel Financial II Inc.
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois, 60143

## Item 2. Person Filing
Name of person filing:
Westchester Capital Management, LLC ("Westchester"), a Delaware limited liability company.

Westchester, a registered investment adviser, serves as sub-advisor to each of The Merger Fund ("MF") and JNL Multi-Manager Alternative Fund ("JARB" together with MF, the "Funds"). The Funds directly hold Ordinary Shares of the Company for the benefit of the investors in those Funds. Mr. Roy Behren and Mr. Michael T. Shannon each serve as Co-Presidents of Westchester.
Address of principal business office or, if none, residence: 100 Summit Lake Drive, Valhalla, NY 10595
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,159,448
Percent of class: 4.89%
Sole power to vote or to direct the vote: 59,091
Shared power to vote or to direct the vote: 1,100,357
Sole power to dispose or to direct the disposition: 59,091
Shared power to dispose or to direct the disposition: 1,100,357

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Westchester Capital Management, LLC: /s/ CaSaundra Wu, CaSaundra Wu / Chief Compliance Officer (08/14/2025)